CUSIP Number 53190C102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53190C102

(CUSIP Number)

Partners Group (USA) Inc.

1114 Avenue of the Americas, 37th floor

New York, NY 10036

Attention: Philip Wolf

Tel. (212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 53190C102

1	Name of Reporting Person Partners Group Private Equity (Master Fund), LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 3,464,630
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,464,630

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,464,630
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14	Type of Reporting Person IV, OO

(1)

Based on 191,478,758 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP Number 53190C102

1	Name of Reporting Person Partners Group Private Equity II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 7,614
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,614

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14	Type of Reporting Person OO

(1)

Based on 191,478,758 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP Number 53190C102

1	Name of Reporting Person Partners Group Access 83 PF LP
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 239,104
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 239,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,104
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14	Type of Reporting Person PN

(1)

Based on 191,478,758 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP Number 53190C102

1	Name of Reporting Person Partners Group Series Access II, LLC, Series 61
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,868,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,868,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,868,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 1.5% (1)
14	Type of Reporting Person OO

(1)

Based on 191,478,758 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 8, 2021.

CUSIP Number 53190C102

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1. Partners Group Private Equity (Master Fund), LLC (“PG Master Fund”);

2. Partners Group Private Equity II, LLC (“PG PE II”);

3. Partners Group Series Access II, LLC, Series 61 (“PG Series 61”); and

4. Partners Group Access 83 PF LP (“PG Access 83”).

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC, Bahram Akradi and the Reporting Persons (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group Members, see Item 4 below.

(b) The principal business address of each Reporting Person is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th floor, New York, NY 10036.

(c) PG Master Fund is an investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. PG PE II, PG Series 61 and PG Access 83 are private investment partnerships, the principal business of which is to make investments in securities. The investment manager of PG Master Fund is Partners Group (USA) Inc. (“PG USA”), an investment manager that is a subsidiary of Partners Group Holding AG, a Swiss-based global private equity investment management firm. The executive officers and directors of PG USA are listed on Schedule 1 hereto. The general partner and manager of PG PE II and PG Series 61 is Partners Group US Management II, LLC (“PG Management II”), a manager that is a subsidiary of Partners Group Holding AG. The executive officers and directors of PG PE II, PG Series 61and PG Management II are listed on Schedule 1 hereto. The general partner of PG Access 83 is Partners Group Management (Scots) LLP (“PG Management Scots”), which is jointly controlled by Partners Group (Guernsey) Limited (“PG Guernsey) and Partners Group Finance CHF IC Limited (“PG CHF IC”). PG Guernsey and PG CHF IC serve as the managers of PG Access 83. The executive officers and directors of PG Access 83, PG Management Scots, PG Guernsey and PG CHF IC are listed on Schedule 1 hereto.

(d)—(e) During the last five years, no Reporting Person, nor to the knowledge of the Reporting Persons, without independent verification, any other person named in this Item 2, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PG Master Fund, PG PE II and PG Series 61 are Delaware limited liability companies. PG Access 83 is a limited partnership organized under the laws of the United Kingdom. PG USA is a Delaware corporation. PG Management II is a Delaware limited liability company. PG Management Scots is organized under the laws of the United Kingdom. PG Guernsey and PG CHF IC are organized under the laws of Guernsey. The citizenship of the individual executive officers and directors of the entities named in this Item 2 are set forth on Schedule 1 hereto.

CUSIP Number 53190C102

Item 3. Source and Amount of Funds or Other Consideration.

On January 6, 2020, PG Master Fund and PG Series 61 acquired an aggregate 6,000,000 shares of Common Stock for an aggregate purchase price of $150,000,000, pursuant to a Stock Purchase Agreement dated as of November 5, 2019 by and among PG Master Fund, PG Series 61 and certain selling stockholders.

On January 22, 2021, PG Master Fund, PG Access 83 and PG PE II acquired an aggregate 244,854 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”) for an aggregate purchase price of $4,897,150.90, pursuant to a Contribution Agreement dated as of January 11, 2021 by and among PG Master Fund, PG Access 83, PG PE II, LTF Holdings Inc. and certain subsidiaries.

On October 12, 2021, the Issuer completed its initial public offering of Common Stock (the “IPO”) pursuant to a Registration Statement on Form S-1 filed with the SEC on September 13, 2021 and declared effective on October 6, 2021. Upon closing of the IPO each share of Series A Preferred Stock automatically converted into shares of Common Stock, for no additional consideration, in accordance with the Certificate of Designations of the Series A Preferred Stock. Pursuant to such conversion, PG Master Fund, PG Access 83 and PG PE II acquired an aggregate 301,571 shares of Common Stock. On October 12, 2021 PG Master Fund, PG Access 83 and PG PE II also purchased an aggregate 277,777 shares of Common Stock in the IPO, at the IPO price of $18.00 per share.

The source of funds for all the acquisitions described in this Item 3 was the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

Stockholders Agreement

In connection with the IPO, the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement:

•

so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “TPG Initial Investment Sell-Down”), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;

•

so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;

CUSIP Number 53190C102

•

so long as LNK, MSD Investors, LifeCo or the Reporting Persons, as applicable, has not (i) following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, LifeCo or the Reporting Persons, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer or (ii) following the third anniversary of the consummation of the IPO, ceased to hold at least 2% of the then outstanding shares of Common Stock, LNK, MSD, LifeCo and the Reporting Persons, as applicable, will each be entitled to nominate one director; and

•

so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

The Reporting Persons’ nominee to the board of directors of the Issuer (the “Board”) is Andres Small.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The information requested in these paragraphs is incorporated herein by reference to the cover pages of this Schedule 13D.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)

Except as described in Items 3 and 4, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, without independent verification, any of the other persons named in Item 2, have effected any transactions in the Common Stock during the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

CUSIP Number 53190C102

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is Exhibit 2 hereto and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, without independent verification, any of the other persons named in Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

1	Joint Filing Agreement

2	Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 29, 2021)

CUSIP Number 53190C102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By: Partners Group (USA) Inc., its investment manager

By:	/s/ Andres Small
Name: Andres Small
Title: Authorized Signatory

PARTNERS GROUP PRIVATE EQUITY II, LLC

By: Partners Group US Management II LLC, its manager

By:	/s/ Jordi Goodman
Name: Jordi Goodman
Title: Director

PARTNERS GROUP SERIES ACCESS II, LLC, SERIES 61

By: Partners Group US Management II LLC, its manager

By:	/s/ Jordi Goodman
Name: Jordi Goodman
Title: Director

PARTNERS GROUP ACCESS 83 PF LP

By: Partners Group Management (Scots) LLP, its general partner

By:	/s/ Laine Shorto
Name: Laine Shorto
Title: Authorized Signatory

Schedule 1

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each person named herein is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th Floor, New York, NY 10036.

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

James F. Munsell – Chairman and Manager; United States citizen

Robert J. Swieringa – Manager; United States citizen

Lewis R. Hood, Jr. – Manager; United States citizen

Stephen G. Ryan – Manager; United States citizen

Robert Collins – Manager and President; United States citizen

Justin Rindos – Chief Financial Officer; United States citizen

Brian Kawakami – Chief Compliance Officer; United States citizen

Helen Yankilevich – Chief Operating Officer; United States citizen

Oliver Jimenez – Secretary; United States citizen

PARTNERS GROUP (USA), INC.

Charles Dallara – Director and Chairman; United States citizen

Anthony Shontz – Director, Secretary and Office Head, Denver; United States citizen

Todd Bright – Director and Office Head, Houston; United States citizen

Robert Collins – Director and Office Head, New York; United States citizen

David Layton – Director; United States citizen

PARTNERS GROUP PRIVATE EQUITY II, LLC

See Partners Group US Management II, LLC

PARTNERS GROUP SERIES ACCESS II, LLC

See Partners Group US Management II, LLC

PARTNERS GROUP US MANAGEMENT II, LLC

Jordi Goodman – Director; United States citizen

Ron Lamontagne – Director; United States citizen

Todd Miller – Director; United States citizen

Federico Saal – Director; United States citizen

Todd Smith – Director; Australian citizen

PARTNERS GROUP ACCESS 83 PF LP

See Partners Group (Guernsey) Limited and Partners Group Finance CHF IC Limited

PARTNERS GROUP MANAGEMENT SCOTS LLP

See Partners Group (Guernsey) Limited and Partners Group Finance CHF IC Limited

PARTNERS GROUP (GUERNSEY) LIMITED

Mark Rowe – Director; Irish citizen

Daniel Stopher – Director; British citizen

Michael Studer – Director; Swiss citizen

Lindsay Dunlop – Director; British citizen

Susan Taylor – Director; British citizen

PARTNERS GROUP FINANCE CHF IC LIMITED

Martin Mahn – Director; German citizen

Susan Taylor – Director; British citizen

Samantha Le Marquand – Director; British citizen

Manuel Ottinger – Director; Swiss citizen

Andrew Bent – Director; British citizen

Lisa Crowson – Director – British citizen